British Columbia

Ministry of Finance
Corporate and Personal
Property Registries

Tel: (250) 356-6626
Hours: 8:30-4:30 (Monday-Friday)

Mailing address:
P.O. Box 9431 Stn Prov Govt
Victoria BC V8W 9V3
Location:
2nd Floor, 940 Blanshard Street
Victoria, B.C. V8W 3E6
Tel: (250) 356-6626
Hours: 8:30-4:30 (Monday-Friday)

NOTICE OF DIRECTORS
[Cessation]
Form 9
Section 132
COMPANY ACT

INSTRUCTIONS

03045246

1. **Please type or print clear... rm is signed and dated in ink. Complete all areas ... return documents that do not meet this standard. ... e is required.**
2. In Box A, enter the exact n... poration, Amalgamation, Continuation or Change of N.
3. In Box D and E enter the last name, first name,, and any initials of the company's directors, as indicated.
4. In Box E, the residential address of a director must be a complete **physical address**. You may include general delivery, post office, box, rural route, site or comp. number as part of the address, but the Registry cannot accept this information as a complete address. You must also include a postal code. If an area does not have street names or numbers, provide a description that would readily allow a person to locate the director.
5. If changes occurred on more than one date, you must complete a separate Notice of Directors form for each date.
6. An individual who has ceased being a director cannot sign this form.
7. **Filing fee: $20.00.** Submit this form with a cheque or money order made payable to the Minister of Finance or provide the Registry authorization to debit the fee from your BC Online Deposit Account.
8. Additional information and forms are available on the internet at: www.fin.gov/bc.ca/registries.

B. CERTIFICATE OF INCORPORATION NO.
272413

OFFICE USE ONLY - DO NOT WRITE IN THIS AREA

SUPPL

Freedom of Information and Protection of Privacy Act (FIPPA) The personal information requested on this form is made available to the public under the authority of the *Company Act*. Questions about how FIPPA applies to this personal information can be directed to the Administrative Analyst, Corporate and Personal Property Registries at (250) 356-0944, PO Box 9431 Stn Prov Govt, Victoria, B.C. V8W 9V3

A. FULL NAME OF COMPANY

SKINNY TECHNOLOGIGES INC. (formerly Consolidated Magna Ventures Ltd.)

PROCESSED
JAN 13 2004
THOMSON FINANCIAL

C. DATE OF CHANGE

Y		M		D	
0	1	0	2	1	9

D. Full names of persons who have **ceased** to be directors:

LAST NAME	FIRST NAME AND INITIALS (IF ANY)
Tyler	Walter W.

E. Full names and addresses of all the directors of the company **as at the date of change listed above:**

LAST NAME	FIRST NAME AND INITIALS (IF ANY)	RESIDENTIAL ADDRESS (INCLUDE POSTAL/ZIP CODE
Aelicks	Bradley T.	4127 Russell Court, North Vancouver, BC V7G 2L9
Archer	Robert A.	12445 Klassen Place, Maple Ridge, BC V2X 8P3
Cooke	Bradford J.	4712 Meadfield Place, North Vancouver, BC V7W 2Y2
Lockwood	Stewart L.	Box 1962, BLA Lot 3126, Carlson Point, Box 1962, Sechelt, B.C. V0N 3A0
Munoz	Javier Felix	C. Morelos No. 1000, Chihuahua, Chihuahua, C.P. 31000

F. CERTIFIED CORRECT -
I have read this form and found it to be correct
Signature of a current director, officer or Company Solicitor

DATE SIGNED

Y		M		D	
0	3	1	0	2	4

RECEIVED DEC 03 2003

FIN 763/WEB Rev.2001/11/30 Prescribed)

cc: British Columbia Securities Commission, Attn: Statutory Filings
Alberta Securities Commission, Attn: Continuous Disclosure
TSX Venture Exchange, Attn: Records
Securities & Exchange Commission, Division of Corporate Finance, Exemption No. 82-1370

p:\clients\1-sedar\skinny\f9-roc.doc

82-1370

British Columbia Tel: (250) 356-6626 Hours: 8:30-4:30	Ministry of Finance Corporate and Personal Property Registries (Monday-Friday)	Mailing Address: P.O. Box 9431 Stn Prov Govt Victoria BC V8W 9V3 Location: 2nd Floor, 940 Blanshard Street Victoria, B.C. V8W 3E6	**NOTICE OF DIRECTORS** [Appointment] Form 8 Section 113 *COMPANY ACT*

INSTRUCTIONS

B. CERTIFICATE OF INCORPORATION NO.
272413

1. **Please type or print clearly in block letters and ensure that the form is signed and dated in ink. Complete all areas of the form. The Registry may have to return documents that do not meet this standard. Attach an additional sheet if more space is required.**
2. In Box A, enter the exact name as shown on the certificate of Incorporation, Amalgamation, Continuation or Change of Name.
3. In Box D and E. enter the last name, first name,, and any initials of the company's directors, as indicated.
4. In Box E, the residential address of a director must be a complete physical address. You may include general delivery, post office, box, rural route, site or comp. number as part of the address, but the Registry cannot accept this information as a complete address. You must also include a postal code. If an area does not have street names or numbers, provide a description that would readily allow a person to locate the director.
5. If changes occurred on more than one date, you must complete a separate Notice of Directors form for each date.
6. An individual who has ceased being a director cannot sign this form.
7. **Filing Fee: $20.00.** Submit this form with a cheque or money order made payable to the Minister of Finance or provide the Registry authorization to debit the fee from your BC Online Deposit Account.
8. Additional information and forms are available on the internet at www.fin.gov/bc.ca/registries.

OFFICE USE ONLY - DO NOT WRITE IN THIS AREA

Freedom of Information and Protection of Privacy Act (FIPPA) The personal information requested on this form is made available to the public under the authority of the *Company Act*. Questions about how FIPPA applies to this personal this information can be directed to the Administrative Analyst, Corporate and Personal Property Registries at (250) 356-0944, PO Box 9431 Stn Prov Govt, Victoria, B.C. V8W 9V3

A. FULL NAME OF COMPANY

SKINNY TECHNOLOGIES INC. (formerly Consolidated Magna Ventures Ltd.)

C. DATE OF CHANGE

YY	MM	DD
01	08	01

D. Full names of new directors **appointed**:

LAST NAME	FIRST NAME AND INITIALS *(IF ANY)*
Walters	Daniel C.

E. Full names and addresses of all the directors of the company **as at the date of change listed above:**

LAST NAME	FIRST NAME AND INITIALS *(IF ANY)*	RESIDENTIAL ADDRESS *(INCLUDE POSTAL/ZIP CODE)*
Walters	Daniel C.	210 – 1238 Melville Street, Vancouver, BC V6E 4N2
Aelicks	Bradley T.	4127 Russell Court, North Vancouver, BC V7G 2L9
Archer	Robert A.	12445 Klassen Place, Maple Ridge, BC V2X 8P3
Cooke	Bradford J.	4712 Meadfield Place, North Vancouver, BC V7W 2Y2
Lockwood	Stewart L.	Box 1962, BLA Lot 3126, Carlson Point, Box 1962, Sechelt, B.C. V0N 3A0
Munoz	Javier Felix	C. Morelos No. 1000, Chihuahua, Chihuahua, C.P. 31000

Signature of a current director, officer or Company Solicitor

YY	MM	DD
03	10	24

FIN 763/A Rev.96/6/6 Prescribed)

cc: British Columbia Securities Commission, Attn: Statutory Filings
TSX Venture Exchange, Attn: Records
Securities & Exchange Commission, Division of Corporate Finance, Exemption No. 82-1370
Alberta Securities Commission, Attn: Continuous Disclosure

p:\clients\1-sedar\skinny\f8-roc.doc

82-1370

British Columbia Tel: (250) 356-6626 Hours: 8:30-4:30	Ministry of Finance Corporate and Personal Property Registries (Monday-Friday)	Mailing address: P.O. Box 9431 Stn Prov Govt Victoria BC V8W 9V3 Location: 2nd Floor, 940 Blanshard Street Victoria, B.C. V8W 3E6 Tel: (250) 356-6626 Hours: 8:30-4:30 (Monday-Friday)	**NOTICE OF DIRECTORS** [Cessation] Form 9 Section 132 *COMPANY ACT*

INSTRUCTIONS

1. **Please type or print clearly in block letters and ensure that the form is signed and dated in ink. Complete all areas of the form. The Registry may have to return documents that do not meet this standard. Attach an additional sheet if more space is required.**
2. In Box A, enter the exact name as shown on the Certificate of Incorporation, Amalgamation, Continuation or Change of Name.
3. In Box D and E enter the last name, first name,, and any initials of the company's directors, as indicated.
4. In Box E, the residential address of a director must be a complete **physical address**. You may include general delivery, post office, box, rural route, site or comp. number as part of the address, but the Registry cannot accept this information as a complete address. You must also include a postal code. If an area does not have street names or numbers, provide a description that would readily allow a person to locate the director.
5. If changes occurred on more than one date, you must complete a separate Notice of Directors form for each date.
6. An individual who has ceased being a director cannot sign this form.
7. **Filing fee: $20.00.** Submit this form with a cheque or money order made payable to the Minister of Finance or provide the Registry authorization to debit the fee from your BC Online Deposit Account.
8. Additional information and forms are available on the internet at: www.fin.gov/bc.ca/registries.

B. CERTIFICATE OF INCORPORATION NO.
272413

OFFICE USE ONLY - DO NOT WRITE IN THIS AREA

Freedom of Information and Protection of Privacy Act (FIPPA) The personal information requested on this form is made available to the public under the authority of the *Company Act*. Questions about how FIPPA applies to this personal information can be directed to the Administrative Analyst, Corporate and Personal Property Registries at (250) 356-0944, PO Box 9431 Stn Prov Govt, Victoria, B.C. V8W 9V3

A. FULL NAME OF COMPANY

SKINNY TECHNOLOGIGES INC.

C. DATE OF CHANGE

Y		M		D	
0	2	0	3	1	4

D. Full names of persons who have **ceased** to be directors:

LAST NAME	FIRST NAME AND INITIALS (IF ANY)
Munoz	Javier Felix

E. Full names and addresses of all the directors of the company **as at the date of change listed above**:

LAST NAME	FIRST NAME AND INITIALS (IF ANY)	RESIDENTIAL ADDRESS (INCLUDE POSTAL/ZIP CODE
Walters	Daniel C.	210 – 1238 Melville Street, Vancouver, BC V6E 4N2
Aelicks	Bradley T.	4127 Russell Court, North Vancouver, BC V7G 2L9
Archer	Robert A.	12445 Klassen Place, Maple Ridge, BC V2X 8P3
Cooke	Bradford J.	4712 Meadfield Place, North Vancouver, BC V7W 2Y2
Lockwood	Stewart L.	Box 1962, BLA Lot 3126, Carlson Point, Box 1962, Sechelt, B.C. V0N 3A0

F. CERTIFIED CORRECT -
I have read this form and found it to be correct
Signature of a current director, officer or Company Solicitor

DATE SIGNED

Y		M		D	
0	3	1	0	2	4

FIN 763/WEB Rev.2001/11/30 Prescribed)

cc: British Columbia Securities Commission, Attn: Statutory Filings
Alberta Securities Commission, Attn: Continuous Disclosure
TSX Venture Exchange, Attn: Records
Securities & Exchange Commission, Division of Corporate Finance, Exemption No. 82-1370

p:\clients\1-sedar\skinny\f9-roc.doc

British Columbia Tel: (250) 356-6626 Hours: 8:30-4:30	Ministry of Finance Corporate and Personal Property Registries (Monday-Friday)	Mailing address: P.O. Box 9431 Stn Prov Govt Victoria BC V8W 9V3 Location: 2nd Floor, 940 Blanshard Street Victoria, B.C. V8W 3E6 Tel: (250) 356-6626 Hours: 8:30-4:30 (Monday-Friday)	**NOTICE OF DIRECTORS** [Cessation] Form 9 Section 132 *COMPANY ACT*

INSTRUCTIONS

1. **Please type or print clearly in block letters and ensure that the form is signed and dated in ink. Complete all areas of the form. The Registry may have to return documents that do not meet this standard. Attach an additional sheet if more space is required.**
2. In Box A, enter the exact name as shown on the Certificate of Incorporation, Amalgamation, Continuation or Change of Name.
3. In Box D and E enter the last name, first name,, and any initials of the company's directors, as indicated.
4. In Box E, the residential address of a director must be a complete **physical address**. You may include *general delivery, post office, box, rural route, site or comp. number* as part of the address, but the Registry cannot accept this information as a complete address. You must also include a postal code. If an area does not have street names or numbers, provide a description that would readily allow a person to locate the director.
5. If changes occurred on more than one date, you must complete a separate Notice of Directors form for each date.
6. An individual who has ceased being a director cannot sign this form.
7. **Filing fee: $20.00.** Submit this form with a cheque or money order made payable to the Minister of Finance or provide the Registry authorization to debit the fee from your BC Online Deposit Account.
8. Additional information and forms are available on the internet at: www.fin.gov/bc.ca/registries.

B. CERTIFICATE OF INCORPORATION NO.
272413

OFFICE USE ONLY - DO NOT WRITE IN THIS AREA

Freedom of Information and Protection of Privacy Act (FIPPA) The personal information requested on this form is made available to the public under the authority of the *Company Act*. Questions about how FIPPA applies to this personal information can be directed to the Administrative Analyst, Corporate and Personal Property Registries at (250) 356-0944, PO Box 9431 Stn Prov Govt, Victoria, B.C. V8W 9V3

A. FULL NAME OF COMPANY

SKINNY TECHNOLOGIGES INC.

C. DATE OF CHANGE

Y		M		D	
0	2	0	3	3	1

D. Full names of persons who have **ceased** to be directors:

LAST NAME	FIRST NAME AND INITIALS (IF ANY)
Archer	Robert A.
Cooke	Bradford J.

E. Full names and addresses of all the directors of the company **as at the date of change listed above**:

LAST NAME	FIRST NAME AND INITIALS (IF ANY)	RESIDENTIAL ADDRESS (INCLUDE POSTAL/ZIP CODE
Walters	Daniel C.	210 – 1238 Melville Street, Vancouver, BC V6E 4N2
Aelicks	Bradley T.	4127 Russell Court, North Vancouver, BC V7G 2L9
Lockwood	Stewart L.	Box 1962, BLA Lot 3126, Carlson Point, Box 1962, Sechelt, B.C. V0N 3A0

F. CERTIFIED CORRECT -
I have read this form and found it to be correct
Signature of a current director, officer or Company Solicitor

DATE SIGNED

Y		M		D	
0	3	1	0	2	4

FIN 763/WEB Rev.2001/11/30 Prescribed)

cc: British Columbia Securities Commission, Attn: Statutory Filings
Alberta Securities Commission, Attn: Continuous Disclosure
TSX Venture Exchange, Attn: Records
Securities & Exchange Commission, Division of Corporate Finance, Exemption No. 82-1370

p:\clients\1-sedar\skinny\f9-roc.doc

82-1370

British Columbia Tel: (250) 356-6626 Hours: 8:30-4:30	Ministry of Finance Corporate and Personal Property Registries (Monday-Friday)	Mailing Address: P.O. Box 9431 Stn Prov Govt Victoria BC V8W 9V3 Location: 2nd Floor, 940 Blanshard Street Victoria, B.C. V8W 3E6	**NOTICE OF DIRECTORS** [Appointment] Form 8 Section 113 *COMPANY ACT*

INSTRUCTIONS

1. **Please type or print clearly in block letters and ensure that the form is signed and dated in ink. Complete all areas of the form. The Registry may have to return documents that do not meet this standard. Attach an additional sheet if more space is required.**
2. In Box A, enter the exact name as shown on the certificate of Incorporation, Amalgamation, Continuation or Change of Name.
3. In Box D and E. enter the last name, first name,, and any initials of the company's directors, as indicated.
4. In Box E, the residential address of a director must be a complete physical address. You may include general delivery, post office, box, rural route, site or comp. number as part of the address, but the Registry cannot accept this information as a complete address. You must also include a postal code. If an area does not have street names or numbers, provide a description that would readily allow a person to locate the director.
5. If changes occurred on more than one date, you must complete a separate Notice of Directors form for each date.
6. An individual who has ceased being a director cannot sign this form.
7. **Filing Fee: $20.00.** Submit this form with a cheque or money order made payable to the Minister of Finance or provide the Registry authorization to debit the fee from your BC Online Deposit Account.
8. Additional information and forms are available on the internet at www.fin.gov/bc.ca/registries.

B. CERTIFICATE OF INCORPORATION NO.
272413

OFFICE USE ONLY - DO NOT WRITE IN THIS AREA

Freedom of Information and Protection of Privacy Act (FIPPA) The personal information requested on this form is made available to the public under the authority of the *Company Act*. Questions about how FIPPA applies to this personal this information can be directed to the Administrative Analyst, Corporate and Personal Property Registries at (250) 356-0944, PO Box 9431 Stn Prov Govt, Victoria, B.C. V8W 9V3

A. FULL NAME OF COMPANY

SKINNY TECHNOLOGIES INC. (formerly Consolidated Magna Ventures Ltd.)

C. DATE OF CHANGE

YY	MM	DD
0 2	0 4	2 8

D. Full names of new directors **appointed**:

LAST NAME	FIRST NAME AND INITIALS *(IF ANY)*
Watson	David

E. Full names and addresses of all the directors of the company **as at the date of change listed above:**

LAST NAME	FIRST NAME AND INITIALS *(IF ANY)*	RESIDENTIAL ADDRESS *(INCLUDE POSTAL/ZIP CODE)*
Watson	David	5780 Epinettes, Montreal, QC H1T 2S6
Walters	Daniel C.	210 – 1238 Melville Street, Vancouver, BC V6E 4N2
Aelicks	Bradley T.	4127 Russell Court, North Vancouver, BC V7G 2L9
Lockwood	Stewart L.	Box 1962, BLA Lot 3126, Carlson Point, Box 1962, Sechelt, B.C. V0N 3A0

Signature of a current director, officer or Company Solicitor	YY	MM	DD
[signature]	0 3	1 0	2 4

FIN 763/A Rev.96/6/6 Prescribed)

cc: British Columbia Securities Commission, Attn: Statutory Filings
TSX Venture Exchange, Attn: Records
Securities & Exchange Commission, Division of Corporate Finance, Exemption No. 82-1370
Alberta Securities Commission, Attn: Continuous Disclosure

p:\clients\1-sedar\skinny\f8-roc.doc

British Columbia	Ministry of Finance Corporate and Personal Property Registries	Mailing Address: P.O. Box 9431 Stn Prov Govt Victoria BC V8W 9V3 Location: 2nd Floor, 940 Blanshard Street Victoria, B.C. V8W 3E6	**NOTICE OF DIRECTORS** [Appointment] Form 8 Section 113 *COMPANY ACT*
Tel: (250) 356-6626 Hours: 8:30-4:30	(Monday-Friday)		

INSTRUCTIONS

B. CERTIFICATE OF INCORPORATION NO.
272413

1. **Please type or print clearly in block letters and ensure that the form is signed and dated in ink. Complete all areas of the form. The Registry may have to return documents that do not meet this standard. Attach an additional sheet if more space is required.**
2. In Box A, enter the exact name as shown on the certificate of Incorporation, Amalgamation, Continuation or Change of Name.
3. In Box D and E. enter the last name, first name,, and any initials of the company's directors, as indicated.
4. In Box E, the residential address of a director must be a complete physical address. You may include general delivery, post office, box, rural route, site or comp. number as part of the address, but the Registry cannot accept this information as a complete address. You must also include a postal code. If an area does not have street names or numbers, provide a description that would readily allow a person to locate the director.
5. If changes occurred on more than one date, you must complete a separate Notice of Directors form for each date.
6. An individual who has ceased being a director cannot sign this form.
7. **Filing Fee: $20.00.** Submit this form with a cheque or money order made payable to the Minister of Finance or provide the Registry authorization to debit the fee from your BC Online Deposit Account.
8. Additional information and forms are available on the internet at www.fin.gov/bc.ca/registries.

OFFICE USE ONLY - DO NOT WRITE IN THIS AREA

Freedom of Information and Protection of Privacy Act (FIPPA) The personal information requested on this form is made available to the public under the authority of the *Company Act*. Questions about how FIPPA applies to this personal this information can be directed to the Administrative Analyst, Corporate and Personal Property Registries at (250) 356-0944, PO Box 9431 Stn Prov Govt, Victoria, B.C. V8W 9V3

A. FULL NAME OF COMPANY

SKINNY TECHNOLOGIES INC. (formerly Consolidated Magna Ventures Ltd.)

C. DATE OF CHANGE

YY	MM	DD
0 2	0 5	0 3

D. Full names of new directors **appointed**:

LAST NAME	FIRST NAME AND INITIALS *(IF ANY)*
Briscoe	Norman R.

E. Full names and addresses of all the directors of the company **as at the date of change listed above:**

LAST NAME	FIRST NAME AND INITIALS *(IF ANY)*	RESIDENTIAL ADDRESS *(INCLUDE POSTAL/ZIP CODE)*
Briscoe	Norman R.	9918 Manning Avenue, Fort McMurray, AB T9H 2B9
Watson	David	5780 Epinettes, Montreal, QC H1T 2S6
Walters	Daniel C.	210 – 1238 Melville Street, Vancouver, BC V6E 4N2
Aelicks	Bradley T.	4127 Russell Court, North Vancouver, BC V7G 2L9
Lockwood	Stewart L.	Box 1962, BLA Lot 3126, Carlson Point, Box 1962, Sechelt, B.C. V0N 3A0

Signature of a current director, officer or Company Solicitor	YY	MM	DD
[signature]	0 3	1 0	2 4

FIN 763/A Rev.96/6/6 Prescribed)

cc: British Columbia Securities Commission, Attn: Statutory Filings
TSX Venture Exchange, Attn: Records
Securities & Exchange Commission, Division of Corporate Finance, Exemption No. 82-1370
Alberta Securities Commission, Attn: Continuous Disclosure

p:\clients\1-sedar\skinny\f8-roc.doc

*82-1370

British Columbia Tel: (250) 356-6626 Hours: 8:30-4:30	Ministry of Finance Corporate and Personal Property Registries (Monday-Friday)	Mailing address: P.O. Box 9431 Stn Prov Govt Victoria BC V8W 9V3 Location: 2nd Floor, 940 Blanshard Street Victoria, B.C. V8W 3E6 Tel: (250) 356-6626 Hours: 8:30-4:30 (Monday-Friday)	**NOTICE OF DIRECTORS** [Cessation] Form 9 Section 132 *COMPANY ACT*

INSTRUCTIONS

1. **Please type or print clearly in block letters and ensure that the form is signed and dated in ink. Complete all areas of the form. The Registry may have to return documents that do not meet this standard. Attach an additional sheet if more space is required.**
2. In Box A, enter the exact name as shown on the Certificate of Incorporation, Amalgamation, Continuation or Change of Name.
3. In Box D and E enter the last name, first name,, and any initials of the company's directors, as indicated.
4. In Box E, the residential address of a director must be a complete **physical address**. You may include general delivery, post office, box, rural route, site or comp. number as part of the address, but the Registry cannot accept this information as a complete address. You must also include a postal code. If an area does not have street names or numbers, provide a description that would readily allow a person to locate the director.
5. If changes occurred on more than one date, you must complete a separate Notice of Directors form for each date.
6. An individual who has ceased being a director cannot sign this form.
7. **Filing fee: $20.00.** Submit this form with a cheque or money order made payable to the Minister of Finance or provide the Registry authorization to debit the fee from your BC Online Deposit Account.
8. Additional information and forms are available on the internet at: www.fin.gov/bc.ca/registries.

B. CERTIFICATE OF INCORPORATION NO.
272413

OFFICE USE ONLY - DO NOT WRITE IN THIS AREA

Freedom of Information and Protection of Privacy Act (FIPPA) The personal information requested on this form is made available to the public under the authority of the *Company Act*. Questions about how FIPPA applies to this personal information can be directed to the Administrative Analyst, Corporate and Personal Property Registries at (250) 356-0944, PO Box 9431 Stn Prov Govt, Victoria, B.C. V8W 9V3

A. FULL NAME OF COMPANY

SKINNY TECHNOLOGIGES INC.

C. DATE OF CHANGE

Y		M		D	
0	2	0	7	3	1

D. Full names of persons who have **ceased** to be directors:

LAST NAME	FIRST NAME AND INITIALS (IF ANY)
Briscoe	Norman R.

E. Full names and addresses of all the directors of the company **as at the date of change listed above**:

LAST NAME	FIRST NAME AND INITIALS (IF ANY)	RESIDENTIAL ADDRESS (INCLUDE POSTAL/ZIP CODE
Watson	David	5780 Epinettes, Montreal, QC H1T 2S6
Walters	Daniel C.	210 – 1238 Melville Street, Vancouver, BC V6E 4N2
Aelicks	Bradley T.	4127 Russell Court, North Vancouver, BC V7G 2L9
Lockwood	Stewart L.	Box 1962, BLA Lot 3126, Carlson Point, Box 1962, Sechelt, B.C. V0N 3A0

F. CERTIFIED CORRECT -
I have read this form and found it to be correct
Signature of a current director, officer or Company Solicitor

DATE SIGNED

Y		M		D	
0	3	1	0	2	4

FIN 763/WEB Rev.2001/11/30 Prescribed)

cc: British Columbia Securities Commission, Attn: Statutory Filings
Alberta Securities Commission, Attn: Continuous Disclosure
TSX Venture Exchange, Attn: Records
Securities & Exchange Commission, Division of Corporate Finance, Exemption No. 82-1370

p:\clients\1-sedar\skinny\f9-roc.doc